Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company

Announcement to the Market

Itaú Unibanco Holding S.A. (“Itaú Unibanco”) announces to its shareholders and the market in general that through its affiliate, Redecard S.A. (“Rede”), it has signed today a “Share Purchase Agreement and Other Covenants” with Odebrecht Transport S.A.  through which Rede has undertaken to acquire 50% of the capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”).

ConectCar is a company, which institutes own payment arrangements and provides intermediation services for automatic payment of highway tolls, fuel and parking lot tariffs. The company was constituted in 2012 as a result of a partnership between Odebrecht Transport S.A. and Ipiranga Produtos de Petróleo S.A. (“Ipiranga”), a company controlled by Ultrapar Participações S.A., which currently holds the remaining 50% stake in the capital stock of ConectCar.

ConectCar currently operates in 12 states as well as the Federal District, facilitating payments at more than 80% of highway toll plazas in Brazil as well as at a widespread network of parking lots and at about 3,000 fuel service stations. ConectCar currently ranks as the second largest company in the sector, reporting significant rates of growth  and offering competitive advantages to its clients.

Rede will pay R$ 170 million in cash to Odebrecht Transport S.A., the effective acquisition of the equity stake and financial settlement of the operation to take place following completion of certain conditions precedent in the agreement and the obtaining of the necessary regulatory and governmental authorizations.

The company’s governance will be shared with the Ultra Group, with which Itaú Unibanco through Ipiranga already enjoys other successful relationships in the card and acquirer areas.

This operation will have no material accounting impacts on Itaú Unibanco’s results.

The acquisition is in line with Rede’s strategy of developing innovative electronic payment channels with high growth potential in the Brazilian market, underscoring our commitment to quality in the services provided to our clients.

São Paulo, October 21, 2015.

MARCELO KOPEL
Investor Relations Officer